SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 November 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 01 November 2012 re:  3rd Quarter Results

Q3 2012 Interim Management Statement

Lloyds Banking Group plc

1 November 2012

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2012.

Statutory basis
Unaudited statutory results are set out on pages 16 and 17.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison of the 2012 results on a statutory basis with 2011 is of limited benefit.

Management basis
In order to present a more meaningful view of underlying business performance, the results are presented on a management basis.  The key principles adopted in the preparation of the management basis of reporting are described below.
·
         ●   In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:
               -    the amortisation of purchased intangible assets has been excluded; and
-
               -    the unwind of acquisition-related fair value adjustments is shown on one line in the management basis income statement, other than unwind related to asset sales which is included within the effects of asset sales, volatile items and liability management.
·
        ●   In order to better present the business performance the effects of asset sales, volatile items and liability management are shown on separate lines in the management basis consolidated income statement and 'underlying profit' is profit before taking into account these items and fair value unwind; underlying income is net of insurance claims.  Comparatives have been restated accordingly.
·
        ●   The following items, not related to acquisition accounting, have also been excluded from management profit:

- volatility arising in insurance businesses; - integration and Simplification costs; - EC mandated retail business disposal costs; - payment protection insurance;	- insurance gross up; - certain past service pensions credits in respect of the Group's defined benefit pension schemes; and - provision in relation to German insurance business litigation.

To enable a better understanding of the Group's core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group's risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group's customer strategy.  The EC mandated retail business disposal (Project Verde) is included in core portfolios.

The Group's core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.

The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group's income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.

Unless otherwise stated income statement commentaries throughout this document compare the nine months to 30 September 2012 to the nine months to 30 September 2011, and the balance sheet analysis compares the Group balance sheet as at 30 September 2012 to the Group balance sheet as at 31 December 2011.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2012

'We have made further significant progress this quarter, improving underlying performance in a challenging environment, while continuing to deliver returns above the cost of equity in the core business and strengthen our already robust balance sheet.  We have a strong commitment to helping Britain prosper, and our early participation in the Funding for Lending scheme is enabling us to extend further financing to businesses and customers in the UK.  As part of this focus on supporting sustainable economic growth, we are continuing to increase SME lending on a net basis in a contracting market and provide mortgages to one in four first-time home buyers.  We remain confident that, by delivering our strategy to be a simple, customer-focused UK retail and commercial bank, we can rebuild the trust of our customers and other stakeholders and can deliver sustainable returns for our shareholders over time.'

António Horta-Osório
Group Chief Executive

Improved underlying Group performance in a challenging environment

● Underlying profit increased by 148 per cent to £1,904 million
● Net interest margin in line with plan at 1.93 per cent (first nine months of 2011: 2.10 per cent)
● Further reductions in costs (down 5 per cent) and impairment (down 40 per cent)
● Statutory loss before tax of £583 million, including a further PPI provision of £1 billion in the third quarter

Core business continuing to deliver returns above the cost of equity

● Return on risk-weighted assets of 2.61 per cent (first nine months of 2011: 2.48 per cent)
● Loans and advances to customers marginally down in third quarter at £426.0 billion (30 June 2012: £428.5 billion)
● Net interest margin of 2.32 per cent; stable in third quarter
●  Credit quality remains strong: impairment reduced 40 per cent to £1,351 million; impairment charge as a percentage of average advances improved to 0.41 per cent (first nine months of 2011: 0.66 per cent)

Investing in our core business to improve service, and support our customers and the UK economy

● Lowest FSA reportable banking complaints (excl. PPI) of major UK banks at 1.4 per 1,000 accounts
● Net Promoter Scores up in all the three main retail brands
● SME net lending growth of 4 per cent in the last 12 months against market down 4 per cent
● UK's largest lender to first-time buyers, helping around 40,000 customers buy their first home so far in 2012
●  First bank to access Funding for Lending scheme: £1 billion drawn in September; lending commitments to SMEs increased by £1 billion to £13 billion; £500 million commitment made to first-time buyer market

Further good progress on initiatives to simplify and reshape the business

● Simplification run-rate cost savings increased by £418 million in the nine months to end September to £660 million
● Non-core assets reduced by £31 billion to £110 billion, ahead of 2012 full year guidance
● 12 countries or overseas branches now exited, or exit announced, out of target of 15 by the end of 2014

Strong balance sheet: improved capital ratios, continued above-market deposit growth and strong liquidity

●  Strong capital position: core tier 1 ratio continues to improve and is now 11.5 per cent; total capital ratio increased to 16.6 per cent, confident we will meet future regulatory capital requirements

● Continued above-market deposit growth of 6 per cent year-on-year
● Group loan to deposit ratio further improved to 124 per cent (core: 102 per cent)
● Greater balance sheet flexibility, with surplus liquidity deployed in repurchase of over £10 billion of term funding in Q3

Guidance reaffirmed or improved

● Full year 2012 Group net interest margin expected to be around 1.93 per cent, in line with previous guidance
● Cost base of close to £10 billion in full year 2012, two years ahead of original plan; reduction of around £1 billion since 2010
● 2012 impairment charge guidance further lowered to approximately £6 billion
● Full year 2012 non-core asset reduction target further increased to around £38 billion, £13 billion more than original target; continue to expect non-core asset reduction to be capital generative
●  Expect to reach our long-term loan to deposit ratio target of 100 per cent for the core business in the first quarter of 2013, at the same time as reaching a 120 per cent loan to deposit ratio for the Group

MANAGEMENT BASIS CONSOLIDATED INCOME STATEMENT

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change	Three months ended 30 Sept 2012	Three months ended 30 Sept 2011	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	7,790	9,407	(17)	2,575	3,052	(16)
Other income	6,376	6,933	(8)	2,112	1,987	6
Insurance claims	(335)	(285)	(18)	(102)	(87)	(17)
Total underlying income	13,831	16,055	(14)	4,585	4,952	(7)
Total costs	(7,508)	(7,909)	5	(2,483)	(2,577)	4
Impairment	(4,419)	(7,378)	40	(1,262)	(1,956)	35
Underlying profit	1,904	768		840	419
Effects of asset sales, volatile items and liability management	133	(134)		189	130	45
Fair value unwind	212	1,114	(81)	55	95	(42)
Management profit	2,249	1,748	29	1,084	644	68
Volatility arising in insurance businesses	236	(737)		260	(560)
Simplification, EC mandated retail business disposal costs and integration costs	(731)	(1,066)		(218)	(377)
Payment protection insurance provision	(2,075)	(3,200)		(1,000)	-
Past service pensions credit	250	-		-	-
Amortisation of purchased intangibles	(362)	(428)		(120)	(139)
Provision in relation to German insurance business litigation	(150)	(175)		(150)	(175)
Loss before tax - statutory	(583)	(3,858)		(144)	(607)
Taxation	(419)	1,079		(217)	106
Loss for the period	(1,002)	(2,779)		(361)	(501)

Loss per share	(1.5)p	(4.1)p	63	(0.5)p	(0.8)p	38
Banking net interest margin	1.93%	2.10%	(17)bp	1.93%	2.05%	(12)bp
Impairment as a % of average advances	1.04%	1.61%	(57)bp	0.93%	1.30%	(37)bp
Return on risk-weighted assets	0.75%	0.26%	49bp	1.02%	0.44%	58bp

BALANCE SHEET - KEY RATIOS

	As at 30 Sept 2012	As at 31 Dec 2011	Change %

Loans and advances to customers excluding reverse repos	£520.3bn	£548.8bn	(5)
Core - loans and advances to customers excluding reverse repos	£426.0bn	£437.0bn	(3)
Customer deposits excluding repos	£421.1bn	£405.9bn	4
Core - customer deposits excluding repos	£418.3bn	£401.5bn	4
Loan to deposit ratio1	124%	135%	(11)pp
Non-core assets	£110.0bn	£140.7bn	(22)
Wholesale funding	£186.2bn	£251.2bn	(26)
Short-term wholesale funding	£61.6bn	£113.3bn	(46)
Risk-weighted assets	£323.5bn	£352.3bn	(8)
Core tier 1 capital ratio	11.5%	10.8%	0.7pp
Total capital ratio	16.6%	15.6%	1.0pp
Net tangible assets per share	56.6p	58.6p	(3)
Leverage ratio	17 times	17 times

1	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.

MANAGEMENT BASIS CONSOLIDATED INCOME STATEMENT - CORE AND NON-CORE

Core	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change	Three months ended 30 Sept 2012	Three months ended 30 Sept 2011	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	7,422	8,297	(11)	2,474	2,761	(10)
Other income	5,850	6,215	(6)	1,963	1,849	6
Insurance claims	(335)	(285)	(18)	(102)	(87)	(17)
Total underlying income	12,937	14,227	(9)	4,335	4,523	(4)
Total costs	(6,884)	(7,226)	5	(2,237)	(2,366)	5
Impairment	(1,351)	(2,247)	40	(373)	(611)	39
Underlying profit	4,702	4,754	(1)	1,725	1,546	12
Effects of asset sales, volatile items and liability management	141	(97)		141	148	(5)
Fair value unwind	(406)	(282)	(44)	(144)	(185)	22
Management profit	4,437	4,375	1	1,722	1,509	14

Banking net interest margin	2.32%	2.45%	(13)bp	2.32%	2.47%	(15)bp
Impairment as a % of average advances	0.41%	0.66%	(25)bp	0.36%	0.55%	(19)bp
Return on risk-weighted assets	2.61%	2.48%	13bp	2.87%	2.43%	44bp

Non-core	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change	Three months ended 30 Sept 2012	Three months ended 30 Sept 2011	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	368	1,110	(67)	101	291	(65)
Other income	526	718	(27)	149	138	8
Insurance claims	-	-		-	-
Total underlying income	894	1,828	(51)	250	429	(42)
Total costs	(624)	(683)	9	(246)	(211)	(17)
Impairment	(3,068)	(5,131)	40	(889)	(1,345)	34
Underlying loss	(2,798)	(3,986)	30	(885)	(1,127)	21
Effects of asset sales, volatile items and liability management	(8)	(37)	78	48	(18)
Fair value unwind	618	1,396	(56)	199	280	(29)
Management loss	(2,188)	(2,627)	17	(638)	(865)	26

Banking net interest margin	0.57%	1.09%	(52)bp	0.49%	0.87%	(38)bp
Impairment as a % of average advances	3.25%	4.48%		3.08%	3.64%	(56)bp

The basis of preparation of the core and non-core income statements is set out on the inside front cover.

GROUP CHIEF EXECUTIVE'S OVERVIEW

In the first nine months of 2012 the Group delivered an improved underlying performance and core returns above the cost of equity, in a challenging environment.  We continued to further strengthen the balance sheet with higher capital ratios and an improved loan to deposit ratio, whilst making substantial progress towards our 2014 non-core asset reduction target.  We also continued to make further good progress on strategic initiatives to simplify and reshape the business, while investing to improve service, and to support our customers and the UK economy.

Improved underlying Group performance and core business delivering returns above the cost of equity
In the nine months to September, underlying profit increased by 148 per cent to £1,904 million, mainly driven by a further decrease in the impairment charge and a continuing improvement in cost efficiency.  This increased profit was achieved in spite of the fall in income of 14 per cent which mainly reflected a smaller balance sheet as well as a lower net interest margin of 1.93 per cent.  Disappointingly, legacy issues continue to affect our results and a provision of £2,075 million relating to Payment Protection Insurance (PPI) business, of which £1,000 million was in the third quarter, was the primary driver behind the statutory loss of £583 million for the first nine months of 2012.

In the core business, we delivered an underlying return on risk-weighted assets of 2.61 per cent in the first nine months of the year (first nine months of 2011: 2.48 per cent).  Loans and advances were marginally down in the third quarter at £426.0 billion, while net interest margin remained stable at 2.32 per cent in the third quarter when compared to the first two quarters of the year.  Credit quality remained strong, despite the subdued economic environment, with the impairment charge reducing by 40 per cent in the nine months to the end of September 2012 compared to the same period in 2011.  Impairment as a percentage of average advances improved to 0.41 per cent (first nine months of 2011: 0.66 per cent).

The Group made further good progress on strengthening the balance sheet and reducing risk, including improving its core tier 1 capital ratio to 11.5 per cent, and continuing its reduction of non-core assets, with a £30.7 billion reduction in the first nine months of the year to £110.0 billion.  This non-core reduction was ahead of our previous target for the whole of 2012 and represents substantial progress towards our target of less than £70 billion of non-core assets by the end of 2014.  Continuing above-market deposit growth of 6 per cent over the last twelve months led to the Group's loan to deposit ratio improving to 124 per cent and the core to 102 per cent, close to our long-term target of 100 per cent for the core, which we continue to expect to reach in the first quarter of 2013, at the same time as reaching a 120 per cent ratio for the Group.

Supporting our customers and the UK economy
We are actively supporting sustainable growth in the UK economy through the focused range of products and services we provide to our business and personal customers, as well as through partnerships we have built with industry and Government.

In support of the SME sector we are on track to deliver our increased SME charter commitment of £13 billion of lending in 2012 and have also now promised an extra £1 billion of lending to UK manufacturing businesses by September 2013.  Following the Group's participation in the National Loan Guarantee Scheme, we have extended the 1 per cent discount supported by the UK Government's Funding for Lending scheme, which we were the first bank to access through a £1 billion drawing in September.  We have increased lending to SME businesses by 4 per cent in the last 12 months, against a market that contracted by 4 per cent overall, and we have already exceeded our three year target of assisting 300,000 new start-ups by the end of 2012, helping to stimulate economic output and improve business confidence.

For our Retail customers, we have continued to make progress in supporting first-time homeowners, in line with our commitment to lend £5 billion of gross new mortgages to first-time buyers in 2012.  As the UK's largest lender to first-time buyers, we helped around 40,000 customers, equivalent to one in every four, buy their first home in the first nine months of 2012.  With the support of the UK Government's Funding for Lending scheme, we have committed to lend £500 million of first-time buyer mortgages at even more competitive rates, made accessible through two new product offerings: a seven year fixed rate mortgage through Halifax and Lloyds TSB of up to 90 per cent loan to value for first-time buyers, and through Halifax a seven year fixed rate mortgage of up to 95 per cent loan to value for NewBuy customers.  In addition, we continue to be at the forefront of initiatives to increase the transparency of personal current accounts and in transforming the account switching process.

GROUP CHIEF EXECUTIVE'S OVERVIEW
(continued)

Getting customer service right is at the heart of our strategy to be the best bank for customers.  The Net Promoter Score, which we use internally to measure customer satisfaction, has seen substantial improvement this year across all of our major brands as well as for the overall Group.  The Group also delivered a further reduction in FSA reportable banking complaints towards our target of one complaint per 1,000 accounts (excluding PPI) by the end of 2014.  We have in addition seen a continued significant decline in our Financial Ombudsman Service overturn rates and we now also have the best outcome of the five major UK banks.

Further good progress on strategic initiatives and to be the best bank for customers
We have made further good progress in implementing our strategic initiatives, and in investing in our core business to be the best bank for our customers.  Through our ongoing Simplification initiatives we have delivered further run-rate cost savings of £148 million in the third quarter (£418 million in the nine months to the end of September) with total run-rate savings now amounting to £660 million.  We continue to be disciplined on incremental investment, with spend subject to the realisation of benefits and a stringent view of risks, returns and strategic fit.  This investment is enabling us to strengthen our core customer franchise and deepen our customer relationships through the launch of new products and services.

In Retail we are making significant additional investments in digital channels and we have now increased our active internet banking customers by 1.1 million in the past year to 9.3 million and grown the number of mobile banking users to 2.9 million since launch a year ago.  We continue to roll out our branch refurbishment programme across the Lloyds TSB network, and we are extending opening hours and improving queuing experience in these branches.

With the onset of the Retail Distribution Review we have undertaken extensive market research on customer requirements and how the market will evolve.  As a result customers with over £100,000 of investible assets who would benefit from holistic financial planning will be referred to our private banking service. For customers who hold less than £100,000 in savings and investments we will not offer an investment advice service but will continue to give these customers information and help with savings products on a non-advised basis.  During 2013 we will also increase the range of savings products available.  We will continue to offer protection advice to all our customers.

In Wholesale, we continue to develop the detail of our client-centric, UK focused strategy to increase returns in the core business.  Although markets remain subdued, we are continuing to enhance our coverage, product capabilities and our core banking infrastructure.  These enhancements underpin our leading or improving market share positions in key areas of investment.  The development of our e-channel connectivity to clients continues at a rapid pace, with Arena platform customers having increased by 20 per cent over the third quarter to around 2,400.

In Commercial, further progress has been made in developing more focused customer propositions for key markets and strengthening relationship management skills to ensure we provide the best possible support to our customers whilst increasing net lending.  New and enhanced products including our High Interest Deposit account for Agriculture have been launched and more specialist relationship managers have been trained to support and develop specific segments such as manufacturing.  Further progress has also been made in simplifying structures and key customer processes.  A new end-to-end lending process, which is halving the time for customers to complete lending transactions, has now been fully implemented across the network with significant benefits for both the customer and the Group.

Insurance continues to focus on simplifying service and claims processes. Within Insurance, we have launched AssistMe, a technology solution designed to support employers in meeting their automatic enrolment obligations under Pensions Reform which came into effect on 1 October.  Scottish Widows continues to be recognised for product and service quality; most recently winning 'Best Stakeholder Pension provider' for the third year running at the Moneywise 2012 Pension Awards.

In Wealth, Asset Finance and International our focus is on improving the customer experience and developing compelling customer propositions.  In Wealth, customers are now getting faster access to advice and support thanks to a new Private Banking Client Centre.  The new centre is making the referral process from Retail to our Wealth business simpler and swifter, and will be fully rolled out across the Lloyds TSB and the Halifax networks by the end of this year.

GROUP CHIEF EXECUTIVE'S OVERVIEW
(continued)

Provision relating to legacy Payment Protection Insurance (PPI) business
The volume of complaints received in relation to legacy PPI business during the third quarter declined when compared to the previous quarter.  However, it remained above the level which we anticipated at the time of our half-year results and as a result the Group believes it is appropriate to increase its provision for expected PPI costs by £1 billion.  This increases the expected cost of contact and redress, including administration expenses, to £5.3 billion, while costs incurred to the end of September 2012 amounted to £3.7 billion.

The PPI provision is our best estimate given current complaint volumes and our revised forecasts.  A number of uncertainties remain as to the eventual cost to the Group of PPI complaints.  However, we will continue to review closely our estimates based on our further experience of complaints volumes and seasonality, uphold rates and redress costs and by the time of our full year 2012 results announcement on 1 March 2013, we expect to have a higher degree of confidence in forecast trends and the ultimate likely cost of PPI.

Guidance and Outlook
We remain confident in achieving our existing guidance, including for the Group banking net interest margin to be around 1.93 per cent for the 2012 full year.  In addition we now expect the cost base to be close to £10 billion in full year 2012, two years ahead of the original plan, a reduction of around £1 billion since 2010.

We have further lowered our guidance for the Group's full year 2012 impairment charge to approximately £6 billion, around £1.2 billion lower than our expectations at the beginning of the year, despite now expecting to achieve a reduction in non-core assets of around £38 billion in 2012, £13 billion more than our original target set out at the beginning of the year.  We continue to be successful in achieving reductions that are capital generative.

We also expect to reach our long-term loan to deposit ratio target of 100 per cent for the core business in the first quarter of 2013, at the same time as reaching a 120 per cent loan to deposit ratio for the Group.  We remain confident of meeting future regulatory capital requirements, and continue to explore with our regulators the benefits of becoming a ring-fenced bank ahead of the regulatory deadline.

While the UK economic environment remains subdued and vulnerable to developments in the Eurozone, our economic outlook remains unchanged, with the most likely scenario being a flat economic performance in 2012, and a modest, below-trend recovery in 2013.  Our strategy of being a simple, customer-focused UK retail and commercial bank is entirely suited to our operating environment, and with a strong, focused management team we fully expect to deliver our financial targets over time and to achieve strong, stable and sustainable returns for our shareholders through the continued implementation of our strategic initiatives.

FINANCIAL PERFORMANCE

Our financial performance in the first nine months of this year reflected the good progress we are making against the key elements of our strategic plan, in increasing investment behind our core business, reducing costs and risk, and strengthening the Group's balance sheet.  We substantially increased Group underlying profitability, and delivered returns above the cost of equity in our core business, even though income continued to be affected by the subdued economic environment, high funding costs and non-core asset reductions.  On a statutory basis, we were disappointed to report a loss, principally as a result of a further increase in our provision related to the legacy issue of Payment Protection Insurance.

On an underlying basis, Group profit before tax increased by £1,136 million to £1,904 million in the first nine months of 2012, with a 14 per cent reduction in income more than offset by a 5 per cent reduction in costs, mostly from Simplification savings, and a substantial 40 per cent reduction in the impairment charge.  The net interest margin was 1.93 per cent in the first nine months of 2012 compared with 2.10 per cent in the first nine months of 2011; the third quarter net interest margin increased by 2 basis points from the previous quarter to 1.93 per cent.  On a statutory basis, the Group delivered a loss before tax of £583 million in the nine months to end September, against a loss of £3,858 million in the same period in 2011.

The core business delivered a return on risk-weighted assets of 2.61 per cent in the first nine months of 2012, and 2.87 per cent in the third quarter.  Although we saw falls in income and net interest margin in the first nine months of the year when compared to the same period in 2011, income rose 2 per cent in the third quarter of 2012 when compared to the second quarter and net interest margin was stable at 2.32 per cent.  Our Simplification initiatives resulted in a further reduction in costs of 5 per cent and the impairment charge declined 40 per cent supported by the continued application of our conservative risk appetite and strong risk management controls.

In non-core, we further reduced risk and have now achieved a substantial reduction in non-core assets of £30.7 billion since the start of the year, ahead of our target for the year as a whole, with £110.0 billion of non-core assets now remaining.  A 40 per cent reduction in the non-core impairment charge to £3,068 million resulted in a 30 per cent reduction in underlying loss to £2,798 million.

We continued to strengthen the Group's balance sheet in the third quarter of 2012, with an increase in our core tier 1 capital ratio to 11.5 per cent.  We also further improved our funding position with continued above-market growth in customer deposits (excluding repos) of £15.2 billion since the year end (6 per cent growth year-on-year), resulting in an improvement in the Group's loan to deposit ratio to 124 per cent by the end of the third quarter (core: 102 per cent).  We have also deployed surplus liquidity to repurchase over £10 billion of term wholesale funding, including £8.5 billion for two public tenders for senior funding.

FINANCIAL PERFORMANCE
(continued)

Total underlying income

	Group			Core
	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change
	£m	£m	%	£m	£m	%

Net interest income	7,790	9,407	(17)	7,422	8,297	(11)
Other income	6,376	6,933	(8)	5,850	6,215	(6)
Insurance claims	(335)	(285)	(18)	(335)	(285)	(18)
Total underlying income	13,831	16,055	(14)	12,937	14,227	(9)

Banking net interest margin	1.93%	2.10%	(17)bp	2.32%	2.45%	(13)bp
Average interest-earning banking assets	£547.8bn	£591.4bn	(7)	£424.6bn	£440.5bn	(4)
Loan to deposit ratio	124%	140%	(16)pp	102%	112%	(10)pp

Total underlying income of £13,831 million in the first nine months of 2012 fell 14 per cent when compared to the same period in 2011, as a result of the effects of the subdued economic environment, higher funding costs and non-core asset reductions.  Third quarter total income of £4,585 million was slightly ahead when compared with the second quarter of the year, principally reflecting a 2 basis point increase in net interest margin, to 1.93 per cent, and some improvement in other income, mainly as a result of better Markets performance.

Group net interest income decreased by 17 per cent to £7,790 million compared to the first nine months of 2011.  This reduction partly reflects the decrease of 7 per cent in average interest-earning banking assets, as a result of continued subdued demand for our products and repayment by customers of existing facilities given the economic environment, together with non-core asset reductions. It also reflects the reduction in banking net interest margin of 17 basis points to 1.93 per cent, driven by the effects of the increase in wholesale funding costs in 2011 and in the first half of 2012 and competitive deposit markets.  These effects were partly mitigated by the benefits of repricing certain lending portfolios and an improved funding mix.

Group other income decreased by 8 per cent compared with the first nine months of 2011 to £6,376 million, with non-lending income falling given subdued demand for new business and further non-core asset reductions.  In addition, returns in the Insurance business and the level of income from fund management also continue to be affected by the subdued economic environment. Insurance claims increased 18 per cent, principally reflecting property claims in our General Insurance business as a result of adverse weather events.

The fall in core net interest income of 11 per cent principally reflected the 4 per cent decrease in average interest-earning banking assets, as a result of customer deleveraging and subdued new lending demand, and the 13 basis point decrease in net interest margin driven by the same factors as in the Group as a whole.  Core margins and volumes in the third quarter showed a stabilising trend, with net interest margin at 2.32 per cent flat compared to the first and second quarters of 2012, and core customer loans and advances decreasing by 1 per cent to £426.0 billion since June 2012.

Core other income fell 6 per cent reflecting, as in the Group as a whole, the effects of the economy on customer demand, returns in the Insurance business and the level of income from fund management, partly offset by the benefits of our strategic investment in selected product areas.

FINANCIAL PERFORMANCE
(continued)

Total costs

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change
	£m	£m	%

Core	6,884	7,226	5
Non-core	624	683	9
Total costs	7,508	7,909	5

Simplification savings annual run-rate	660	-

Total costs of £7,508 million decreased by 5 per cent compared to the first nine months of 2011 with a 5 per cent reduction in core costs, which is after further investment in the core business and a 9 per cent reduction in the non-core business.  These cost reductions were primarily driven by Simplification related savings and the further elimination of certain support costs in the non-core portfolios.

As at 30 September 2012, we had realised annual run-rate cost savings of £660 million from our programme to simplify the Group, an increase of £418 million since 31 December 2011 and £148 million since 30 June 2012, with the programme having contributed cost savings of £483 million in the nine months to 30 September 2012.

The Simplification programme continues to make good progress, both on initiatives with a shorter timescale and on mobilising and commencing build on longer-term projects.  Our primary focus continues to be on simplifying our key customer processes, enabling us to improve service while reducing costs.  Over the last quarter key examples include the national rollout of our streamlined lending process to Commercial customers and the provision of mobile technology to front line mortgage survey and valuation colleagues.

While introducing these changes, we have continued our internal reorganisation through the reduction of management layers, optimisation of our IT delivery model, and consolidation of our back office operations into a reduced number of scale efficient centres of excellence.

We remain confident of achieving our increased targets of £1.7 billion of savings in 2014 and £1.9 billion of annual run-rate cost savings by the end of 2014.

FINANCIAL PERFORMANCE
(continued)

Impairment

	Impairment charge			Impairment (annualised) as a % of average advances
	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011
	£m	£m	%	%	%

Core	1,351	2,247	40	0.41	0.66
Non-core	3,068	5,131	40	3.25	4.48
Total impairment	4,419	7,378	40	1.04	1.61

Overall, the Group continued to see reductions in the impairment charge in the first nine months of 2012.  The impairment charge of £4,419 million in this period was 40 per cent lower than the £7,378 million charge in the first nine months of 2011, driven by improvements across all divisions, but primarily as a result of further improvements in Retail and lower impairment charges in the Group's Irish and Australasian portfolios.

The reduction in the impairment charge was supported by the continued application of our conservative credit risk appetite, strong risk management controls and de-risking of our portfolios resulting in an improved portfolio overall and good new business quality.  The portfolio has benefited from continued low interest rates, and broadly stable UK residential property prices, partly offset by a subdued UK economy, high unemployment and a weak commercial real estate market.

The core impairment charge of £1,351 million was £896 million, or 40 per cent, lower compared to the charge in the first nine months of 2011, primarily as a result of further improvements in Retail.  The reduction in Retail was mainly a result of reductions in the unsecured charge given lower entries to arrears and lower balances in unsecured collections, with the secured portfolio also seeing a lower charge as a result of a fall in impaired balances.  Within Wholesale, there were specific large core impairments in the first nine months of 2011 which have not been repeated in the first nine months of 2012.  The core impairment charge as a percentage of average advances decreased to 0.41 per cent, and remains below our long-term target for the Group as a whole.

The non-core impairment charge of £3,068 million was £2,063 million, or 40 per cent lower, driven by a material reduction in the non-core Wholesale, Irish and Australasian charges.

Non-core loans and advances to customers generated 76 per cent of the Group's impaired loans reflecting their higher risk profile, and had a coverage ratio of 52 per cent at 30 September 2012 (31 December 2011: 48 per cent).

FINANCIAL PERFORMANCE
(continued)

Management profit

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011
	£m	£m

Underlying profit	1,904	768
Asset sales1	1,299	76
Liability management	(207)	-
Own debt volatility	(341)	409
Other volatile items	(618)	(619)
Fair value unwind	212	1,114
Management profit	2,249	1,748

1	Net of associated fair value unwind of £634 million (30 September 2011: £650 million).

The Group's management profit has been affected by our active management of the balance sheet position in response to the low interest rate environment and the reduction in wholesale funding spreads seen in the period.

The profit from asset sales of £1,299 million primarily relates to £1,326 million gains from sales of Government securities, where the Group has taken the opportunity afforded by the continuing low interest rate environment to rebalance and reduce the level of holdings.  Also included are losses from asset disposals of £661 million, principally relating to the run-down of the non-core portfolios, partially offset by fair value unwind of £634 million.  The profit from asset sales was partly offset by charges relating to liability management exercises and own debt volatility.

Liability management losses of £207 million arose on transactions undertaken as part of the Group's management of wholesale funding and capital.  These comprise a loss of £375 million in the third quarter resulting from debt repurchases and a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments in the first quarter.  There were no such gains or losses in the first nine months of 2011.

Own debt volatility principally includes the change in fair value of the small proportion of the Group's wholesale funding which was designated at fair value at inception and a change in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes.

Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting and valuation adjustments relating to customer derivative balances.  The loss reflected market conditions that have resulted in substantial changes in interest and foreign exchange rates in the period.

Management profit also includes a gain of £212 million relating to an unwind of acquisition-related fair value adjustments (first nine months of 2011: £1,114 million).  The unwind of fair value relating to assets disposed in the period is included in the asset sales line.

FINANCIAL PERFORMANCE
(continued)

Statutory profit

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011
	£m	£m

Management profit	2,249	1,748
Volatility arising in insurance businesses	236	(737)
Simplification, EC mandated retail business disposal costs and integration costs	(731)	(1,066)
Payment protection insurance provision	(2,075)	(3,200)
Past service pensions credit	250	-
Amortisation of purchased intangibles	(362)	(428)
Provision in relation to German insurance business litigation	(150)	(175)
Loss before tax - statutory	(583)	(3,858)
Taxation	(419)	1,079
Loss for the period	(1,002)	(2,779)

Loss per share	(1.5)p	(4.1)p

Volatility arising in insurance businesses
The positive insurance volatility during the period ended 30 September 2012 primarily reflects the benefits of an increase in equity market values and a reduction in the assumed long-term level of market implied inflation.

Simplification, EC mandated retail business disposal costs and integration costs
The costs of the Simplification programme were £332 million in the first nine months of 2012.  These costs related to severance, IT and business costs of implementation.  4,796 full time equivalent role reductions were achieved in the first nine months of 2012 taking the total to over 6,400 since the start of the programme.  Costs relating to the EC mandated business (Verde) disposal in the first nine months of 2012 were £399 million and from inception to date total £611 million (costs in the first nine months of 2011: £90 million).

Provision relating to legacy Payment Protection Insurance business (PPI)
As described within the Group Chief Executive's overview the volume of complaints received in relation to legacy PPI business during the third quarter declined when compared to the previous quarter.  However, it remained above the level which we anticipated at the time of our half-year results and as a result the Group has increased its provision for expected PPI costs by £1 billion in the third quarter, bringing the expected cost of contact and redress, including administration expenses to £5.3 billion.

Provision in relation to German insurance business litigation
As previously disclosed in the 2012 half-year results news release, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany.  Following decisions from the Federal Court of Justice in Germany in July 2012, the Group now considers it prudent to recognise a further provision of £150 million with respect to this litigation, increasing the total provision to £325 million.

Taxation
The tax charge for the first nine months of 2012 was £419 million.  This represents a greater tax burden than the charge implied by the UK statutory rate.  This is primarily due to the effect of changes in UK tax law relating to the life insurance tax regime changes which will be effective from 1 January 2013 and the reduction in the rate of UK corporation tax to 23 per cent from 1 April 2013, both of which affect the carrying value of the Group's deferred tax asset.

FINANCIAL PERFORMANCE
(continued)

Balance sheet

Improved capital ratios and further progress on balance sheet reduction
We have a strong capital position and are confident that we will meet future regulatory capital requirements.  Our core tier 1 capital ratio increased to 11.5 per cent at the end of September 2012 from 10.8 per cent at the end of December 2011, principally driven by a reduction in risk-weighted assets of £28.8 billion and management profit of £2,249 million.  These effects were partly offset by statutory items and tax of £3,251 million.  On an estimated Basel 3 fully loaded basis our core tier 1 capital ratio would have been 7.7 per cent at 30 September 2012.  The successful resolution of open items such as the treatment of insurance, recognition of defaults, CVAs and SMEs could represent significant upside potential to this estimated ratio.  The total capital ratio improved to 16.6 per cent from 15.6 per cent at 31 December 2011.

	As at 30 Sept 2012	As at 31 Dec 2011	Change	As at 30 June 2012
	£bn	£bn	%	£bn

Funded assets	543.3	587.7	(8)	555.8
Risk-weighted assets	323.5	352.3	(8)	332.5
Non-core assets	110.0	140.7	(22)	117.5
Non-core risk-weighted assets	84.6	108.8	(22)	93.4

Core tier 1 capital ratio	11.5%	10.8%	0.7pp	11.3%
Tier 1 capital ratio	13.3%	12.5%	0.8pp	13.0%
Total capital ratio	16.6%	15.6%	1.0pp	16.6%

Total Group funded assets decreased to £543.3 billion, primarily driven by the reduction in our non-core asset portfolio.

Risk-weighted assets reduced by 8 per cent, driven by the reduction in our non-core asset portfolio, subdued demand for new lending, and continued improvements to the overall quality of our portfolios.  These effects were partially offset by the application of revised regulatory rules relating to the Group's private equity (including venture capital) investments which are now risk-weighted rather than being deducted from total capital.  The removal of this deduction from total capital contributes to the improvement in the total capital ratio over the last nine months.

In the first nine months of 2012, we achieved a substantial reduction in the non-core portfolio of £30.7 billion, resulting in the remaining portfolio at 30 September 2012 amounting to £110.0 billion.  This included reductions of £11.5 billion in treasury assets, £4.1 billion in UK commercial real estate and £6.7 billion in International assets of which £3.0 billion was in Ireland and £1.6 billion in Australasia.
The non-core reduction continues to be managed in a capital efficient manner and we expect disposals in the 2012 full year to be capital accretive.  We expect capital accretion from non-core to be at a lower level for the full year than in the first nine months of the year.

The 22 per cent fall in non-core risk-weighted assets in the first nine months of 2012 is in line with the 22 per cent reduction in non-core assets achieved and reflects the substantial decrease in risk we have achieved over this period.

FINANCIAL PERFORMANCE
(continued)

Continued above-market growth in customer deposits; surplus liquidity deployed to repurchase term funding
We have delivered further above-market growth in customer deposits (excluding repos) in the period, reflecting good growth in both our Retail, and Wealth, Asset Finance and International divisions.  Customer deposits (excluding repos) have grown by 4 per cent since 31 December 2011 and by 6 per cent over the last 12 months, around double the market rate.

	As at 30 Sept 2012	As at 31 Dec 2011	Change %	As at 30 June 2012

Customer deposits1	£421.1bn	£405.9bn	4	£419.1bn
Wholesale funding	£186.2bn	£251.2bn	(26)	£213.8bn
Wholesale funding <1 year maturity	£61.6bn	£113.3bn	(46)	£73.3bn
Of which money market funding <1 year maturity	£36.2bn	£69.1bn	(48)	£44.4bn
Loan to deposit ratio2	124%	135%	(11)pp	126%
Core loan to deposit ratio2	102%	109%	(7)pp	103%
Credit Guarantee Scheme	£2.9bn	£23.5bn	(88)	£4.9bn
Wholesale funding >1 year maturity	67%	55%	12pp	66%
Primary liquid assets	£95.1bn	£94.8bn		£105.0bn
Secondary liquidity	£115.5bn	£107.4bn	8	£109.9bn

1	Excluding repos of £4.8 billion (30 June 2012: £4.1 billion, 31 December 2011: £8.0 billion).
2	Excluding repos and reverse repos.

By the end of September, the Group loan to deposit ratio, excluding repos and reverse repos, had improved to 124 per cent.  The core loan to deposit ratio also improved to 102 per cent from 109 per cent at 31 December 2011, close to our long-term target of 100 per cent for the core, which we continue to expect to reach in the first quarter of 2013, at the same time as achieving a 120 per cent ratio in the Group.

Wholesale funding has fallen by 26 per cent since 31 December 2011 to £186.2 billion.  The combination of customer deposit growth, the continuing non-core asset reduction programme, and the completion of the 2012 term wholesale funding programme (by the end of the April) allowed us to continue to reduce the Group's short-term money-market funding and further improve the maturity profile of wholesale funding.  At 30 September 2012, 67 per cent of wholesale funding had a maturity date greater than one year, compared to 55 per cent at 31 December 2011.

The Group has now fully repaid all debt issued under the legacy Credit Guarantee Scheme, including the £2.9 billion outstanding at 30 September 2012.

In August the Group announced its support for the UK Government's Funding for Lending Scheme and confirmed its intention to participate in the scheme.  The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group.  The initiative supports our customers and provides businesses with cheaper finance to invest and grow.  We were the first bank to draw on the scheme in September 2012, drawing down £1 billion, and we expect to make additional drawings over the coming months.

The Group welcomed the announcements made at the Mansion House in June 2012.  The combination of the Extended Collateral Term Repo facility, Funding for Lending and a broader definition of primary liquidity under FSA rules strengthens the liquidity position of the UK banking sector and provides a framework for an increased supply of credit to the UK economy.

FINANCIAL PERFORMANCE
(continued)

Given the improvements we have made to the strength of our balance sheet, the Group now has significantly greater balance sheet flexibility, and we re-purchased over £10 billion of term wholesale funding in the third quarter, including £8.5 billion through two public tenders for senior funding in recent months.  These tenders were undertaken to more effectively manage our overall wholesale funding profile and optimise our future interest expense.  This was done whilst maintaining a prudent approach to liquidity.

The Group continues to maintain a strong liquidity position.  Our primary liquid assets portfolio at the end of the third quarter totalled £95.1 billion.  This represents approximately two and a half times our money market funding positions at the end of September 2012 and is approximately one and half times aggregate wholesale funding with a maturity of less than a year, thus providing a substantial buffer in the event of market dislocation.

In addition to its primary liquidity holdings, the Group has significant secondary liquidity holdings of £115.5 billion.  These assets are eligible for use in open market operations and for liquidity facilities at a number of central banks which the Group considers for use as part of its liquidity management processes.  Use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

STATUTORY
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011
	£ million	£ million

Interest and similar income	17,911	20,308
Interest and similar expense	(11,320)	(10,375)
Net interest income1	6,591	9,933
Fee and commission income	3,596	3,749
Fee and commission expense	(1,084)	(1,116)
Net fee and commission income2	2,512	2,633
Net trading income1	9,856	(5,732)
Insurance premium income	6,215	6,187
Other operating income3	2,529	1,724
Other income	21,112	4,812
Total income	27,703	14,745
Insurance claims1,2	(13,801)	386
Total income, net of insurance claims	13,902	15,131
Payment protection insurance provision	(2,075)	(3,200)
Other operating expenses	(8,632)	(9,772)
Total operating expenses	(10,707)	(12,972)
Trading surplus	3,195	2,159
Impairment	(3,778)	(6,017)
Loss before tax	(583)	(3,858)
Taxation	(419)	1,079
Loss for the period	(1,002)	(2,779)

Profit attributable to non-controlling interests	51	45
Loss attributable to equity shareholders	(1,053)	(2,824)
Loss for the period	(1,002)	(2,779)

Basic loss per share	(1.5)p	(4.1)p
Diluted loss per share	(1.5)p	(4.1)p

1
The Group's income statement includes substantial amounts of income and expenditure attributable to the policyholders of the Group's long-term assurance funds, which are consolidated in order to meet the requirements of accounting standards.  These amounts are volatile and can cause significant variations in total income and insurance claims.

2
The Group had previously included annual management charges on non-participating investment contracts within insurance claims; during the last quarter of 2011, in light of developing industry practice, the Group changed its treatment and these amounts (nine months to 30 September 2012: £496 million; nine months to 30 September 2011: £457 million) are now included within net fee and commission income.

3
As the Group's share of results of joint ventures and associates is no longer significant, this is now included within other operating income and the related asset reported within other assets; comparatives have been re-presented on a consistent basis.

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 30 Sept 2012	As at 31 Dec 2011
	£ million	£ million

Assets
Cash and balances at central banks	81,478	60,722
Trading and other financial assets at fair value through profit or loss	147,031	139,510
Derivative financial instruments	61,490	66,013
Loans and receivables:
Loans and advances to customers	525,875	565,638
Loans and advances to banks	31,187	32,606
Debt securities	5,888	12,470
	562,950	610,714
Available-for-sale financial assets	28,339	37,406
Held-to-maturity investments	10,746	8,098
Other assets	54,170	48,083
Total assets	946,204	970,546

Liabilities
Deposits from banks	43,387	39,810
Customer deposits	425,906	413,906
Trading and other financial liabilities at fair value through profit or loss	35,220	24,955
Derivative financial instruments	53,639	58,212
Debt securities in issue	130,244	185,059
Liabilities arising from insurance and investment contracts	135,413	128,927
Subordinated liabilities	34,541	35,089
Other liabilities	41,921	37,994
Total liabilities	900,271	923,952

Total equity	45,933	46,594

APPENDIX 1
KEY METRICS

Income statement	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011	Change %

Management basis
Impairment	£(4,419)m	£(7,378)m	40
Underlying profit	£1,904m	£768m
Management profit	£2,249m	£1,748m	29
Banking net interest margin	1.93%	2.10%	(17)bp
Average interest-earning banking assets	£547.8bn	£591.4bn	(7)
Impairment as a % of average advances1	1.04%	1.61%	(57)bp
Return on risk-weighted assets2	0.75%	0.26%	49bp
Management basis - core
Impairment	£(1,351)m	£(2,247)m	40
Underlying profit	£4,702m	£4,754m	(1)
Management profit	£4,437m	£4,375m	1
Banking net interest margin	2.32%	2.45%	(13)bp
Average interest-earning banking assets	£424.6bn	£440.5bn	(4)
Impairment as a % of average advances1	0.41%	0.66%	(25)bp
Return on risk-weighted assets2	2.61%	2.48%	13bp
Statutory results
Loss before tax	£(583)m	£(3,858)m	85
Loss per share	(1.5)p	(4.1)p	63

1	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repurchase transactions, gross of allowance for impairment losses.
2	Underlying profit (annualised on day count basis) divided by average risk-weighted assets.

Capital and balance sheet	As at 30 Sept 2012	As at 31 Dec 2011	Change %

Statutory
Loans and advances to customers1	£525.9bn	£565.6bn	(7)
Customer deposits2	£425.9bn	£413.9bn	3
Total customer balances3	£941.4bn	£954.7bn	(1)
Loan to deposit ratio4	124%	135%	(11)pp
Wholesale funding	£186.2bn	£251.2bn	(26)
Wholesale funding <1 year maturity	£61.6bn	£113.3bn	(46)
Primary liquid assets	£95.1bn	£94.8bn
Risk-weighted assets	£323.5bn	£352.3bn	(8)
Core tier 1 capital ratio	11.5%	10.8%	0.7pp
Net tangible assets per share	56.6p	58.6p	(3)
Core
Loans and advances to customers, excluding reverse repos	£426.0bn	£437.0bn	(3)
Customer deposits, excluding repos	£418.3bn	£401.5bn	4
Total customer balances3	£844.3bn	£838.5bn	1
Loan to deposit ratio4	102%	109%	(7)pp
Risk-weighted assets	£238.9bn	£243.5bn	(2)
Non-core
Total non-core assets	£110.0bn	£140.7bn	(22)
Risk-weighted assets	£84.6bn	£108.8bn	(22)

1	Includes reverse repos of £5.6 billion (31 December 2011: £16.8 billion).
2	Includes repos of £4.8 billion (31 December 2011: £8.0 billion).
3	Total customer balances are the aggregate of loans and advances to customers excl. reverse repos and customer deposits excl. repos.
4	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

APPENDIX 2
EXPOSURES TO EUROZONE COUNTRIES

The following section summarises the Group's direct exposure to certain European countries.  The exposures are shown at their balance sheet carrying values and are based on the country of domicile of the counterparty, other than asset-backed securities which are based on the location of the underlying assets.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  We take into account indirect risk, where we have determined that our counterparties have material direct exposures to the selected countries.  The profiles of banks, financial institutions and corporates are monitored on a regular basis and exposures managed accordingly.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone and complete appropriate due diligence on the Group's exposures.

The following table summarises exposures to Ireland, Spain, Portugal, Greece and Italy by type of counterparty:

Selected Eurozone countries

At 30 September 2012	Sovereign debt1	Financial Institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
		Banks	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	-	193	655	343	6,735	5,455	129	13,510
Spain	24	1,341	-	189	2,364	1,488	24	5,430
Portugal	-	90	-	220	197	10	-	517
Greece	-	-	-	-	320	-	-	320
Italy	8	118	-	11	131	-	36	304
	32	1,742	655	763	9,747	6,953	189	20,081
At 31 December 2011
Ireland	-	207	272	376	8,894	6,027	68	15,844
Spain	52	1,692	7	375	2,955	1,649	39	6,769
Portugal	-	142	8	341	309	11	-	811
Greece	-	-	-	55	431	-	-	486
Italy	16	433	17	39	152	-	47	704
	68	2,474	304	1,186	12,741	7,687	154	24,614

1	The sovereign debt exposures for Spain include £21 million (31 December 2011: £35 million) of deposit balances held with the Spanish Central Bank for regulatory and liquidity management purposes.

Total balances with Ireland, Spain, Portugal, Greece and Italy have reduced from £24,614 million to £20,081 million.  This is primarily due to a reduction in corporate exposures in Ireland and Spain.

Exposures to Eurozone countries
(continued)

Exposures to other Eurozone countries
The Group also has the following exposures to sovereign, financial institutions, asset backed securities, corporates and personal customers in the Eurozone countries noted below:

At 30 September 2012	Sovereign debt1	Financial Institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
		Banks	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	23,551	636	5	65	2,446	5,633	998	33,334
Germany	2,510	574	317	317	2,238	-	1,579	7,535
France	213	1,072	6	69	3,413	328	1,766	6,867
Luxembourg	3	9	495	-	1,904	-	40	2,451
Belgium	-	378	25	-	885	-	53	1,341
Finland	-	3	-	-	54	-	292	349
Malta	-	2	-	-	260	-	-	262
Cyprus	-	1	-	-	140	-	-	141
Austria	2	42	-	-	71	-	-	115
Slovenia	-	40	-	-	-	-	-	40
Estonia	-	-	-	-	2	-	-	2
Slovakia	-	-	-	-	-	-	-	-
	26,279	2,757	848	451	11,413	5,961	4,728	52,437
At 31 December 2011
Netherlands	9,594	712	173	176	4,105	6,226	960	21,946
Germany	859	1,291	100	703	2,532	1	1,263	6,749
France	217	1,517	143	525	3,796	295	1,841	8,334
Luxembourg	5	4	442	-	2,828	-	568	3,847
Belgium	78	404	11	-	1,617	-	57	2,167
Finland	-	60	-	-	56	-	147	263
Malta	-	2	-	-	305	-	-	307
Cyprus	-	6	-	-	204	-	-	210
Austria	2	202	5	-	97	-	-	306
Slovenia	-	56	-	-	-	-	-	56
Estonia	-	-	-	-	2	-	-	2
Slovakia	-	-	-	-	-	-	-	-
	10,755	4,254	874	1,404	15,542	6,522	4,836	44,187

1	Includes deposit balances held for regulatory and liquidity management purposes with a number of European Central Banks.

Total balances with other Eurozone countries have increased from £44,187 million to £52,437 million.  This is due to an increase in sovereign debt balances held, which primarily relate to central bank balances held for regulatory and liquidity management purposes.  As at 30 September 2012 these balances were: Netherlands £23,551 million; Germany £1,784 million; and Luxembourg £1 million.  As at 31 December 2011 these balances were: Netherlands £9,594 million; Germany £203 million; Belgium £4 million; and Luxembourg £3 million.  Excluding these central bank balances, the remaining overall exposures have reduced by 21 per cent from £34,383 million to £27,101 million.

APPENDIX 3
QUARTERLY MANAGEMENT BASIS INFORMATION - GROUP

Group	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 March 2012
	£ million	£ million	£ million

Net interest income	2,575	2,582	2,633
Other income	2,112	2,061	2,203
Insurance claims	(102)	(125)	(108)
Total underlying income	4,585	4,518	4,728
Total costs	(2,483)	(2,461)	(2,564)
Impairment	(1,262)	(1,500)	(1,657)
Underlying profit	840	557	507
Asset sales	714	463	122
Volatile items	(150)	(610)	(199)
Liability management	(375)	-	168
Fair value unwind	55	127	30
Management profit	1,084	537	628

Banking net interest margin	1.93%	1.91%	1.95%
Impairment as a % of average advances	0.93%	1.05%	1.14%
Return on risk-weighted assets	1.02%	0.66%	0.58%

Group	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million

Net interest income	2,803	3,052	3,057	3,298
Other income	2,246	1,987	2,554	2,392
Insurance claims	(58)	(87)	(84)	(114)
Total underlying income	4,991	4,952	5,527	5,576
Total costs	(2,712)	(2,577)	(2,581)	(2,751)
Impairment	(2,409)	(1,956)	(2,814)	(2,608)
Underlying (loss) profit	(130)	419	132	217
Asset sales	208	(12)	9	79
Volatile items	(528)	142	91	(443)
Liability management	1,295	-	-	-
Fair value unwind	92	95	588	431
Management profit	937	644	820	284

Banking net interest margin	1.97%	2.05%	2.09%	2.16%
Impairment as a % of average advances	1.63%	1.30%	1.84%	1.70%
Return on risk-weighted assets	(0.14)%	0.44%	0.14%	0.22%

QUARTERLY MANAGEMENT BASIS INFORMATION
- CORE BUSINESS

Core	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 March 2012
	£ million	£ million	£ million

Net interest income	2,474	2,487	2,461
Other income	1,963	1,888	1,999
Insurance claims	(102)	(125)	(108)
Total underlying income	4,335	4,250	4,352
Total costs	(2,237)	(2,304)	(2,343)
Impairment	(373)	(566)	(412)
Underlying profit	1,725	1,380	1,597
Asset sales	666	445	196
Volatile items	(150)	(610)	(199)
Liability management	(375)	-	168
Fair value unwind	(144)	(78)	(184)
Management profit	1,722	1,137	1,578

Banking net interest margin	2.32%	2.32%	2.32%
Impairment as a % of average advances	0.36%	0.52%	0.36%
Return on risk-weighted assets	2.87%	2.31%	2.65%

Core	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million

Net interest income	2,596	2,761	2,682	2,854
Other income	2,000	1,849	2,235	2,131
Insurance claims	(58)	(87)	(84)	(114)
Total underlying income	4,538	4,523	4,833	4,871
Total costs	(2,456)	(2,366)	(2,341)	(2,519)
Impairment	(640)	(611)	(907)	(729)
Underlying profit	1,442	1,546	1,585	1,623
Asset sales	111	6	48	59
Volatile items	(528)	142	91	(443)
Liability management	1,295	-	-	-
Fair value unwind	(346)	(185)	(64)	(33)
Management profit	1,974	1,509	1,660	1,206

Banking net interest margin	2.34%	2.47%	2.39%	2.47%
Impairment as a % of average advances	0.56%	0.55%	0.80%	0.64%
Return on risk-weighted assets	2.32%	2.43%	2.48%	2.53%

QUARTERLY MANAGEMENT BASIS INFORMATION
- NON-CORE BUSINESS

Non-core	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 March 2012
	£ million	£ million	£ million

Net interest income	101	95	172
Other income	149	173	204
Insurance claims	-	-	-
Total underlying income	250	268	376
Total costs	(246)	(157)	(221)
Impairment	(889)	(934)	(1,245)
Underlying loss	(885)	(823)	(1,090)
Asset sales	48	18	(74)
Volatile items	-	-	-
Liability management	-	-	-
Fair value unwind	199	205	214
Management loss	(638)	(600)	(950)

Banking net interest margin	0.49%	0.50%	0.70%
Impairment as a % of average advances	3.08%	2.88%	3.71%

Non-core	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million

Net interest income	207	291	375	444
Other income	246	138	319	261
Insurance claims	-	-	-	-
Total underlying income	453	429	694	705
Total costs	(256)	(211)	(240)	(232)
Impairment	(1,769)	(1,345)	(1,907)	(1,879)
Underlying loss	(1,572)	(1,127)	(1,453)	(1,406)
Asset sales	97	(18)	(39)	20
Volatile items	-	-	-	-
Liability management	-	-	-	-
Fair value unwind	438	280	652	464
Management loss	(1,037)	(865)	(840)	(922)

Banking net interest margin	0.75%	0.87%	1.16%	1.24%
Impairment as a % of average advances	5.01%	3.64%	4.93%	4.82%

APPENDIX 4
BASIS OF PREPARATION OF MANAGEMENT BASIS INFORMATION

The tables below set out a reconciliation from the published statutory results to the management basis results:

		Removal of:
Nine months to 30 September 2012	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Manage- ment basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	6,591	(80)	(9)	824	-	464	7,790
Other income	21,112	(53)	(227)	(14,416)	-	(40)	6,376
Insurance claims	(13,801)	-	-	13,466	-	-	(335)
Total underlying income, net of insurance claims	13,902	(133)	(236)	(126)	-	424	13,831
Operating expenses3	(10,707)	843	-	126	2,225	5	(7,508)
Impairment	(3,778)	-	-	-	-	(641)	(4,419)
Underlying (loss) profit	(583)	710	(236)	-	2,225	(212)	1,904
Asset sales		1,299	-	-	-	-	1,299
Volatile items		(959)	-	-	-	-	(959)
Liability management		(207)	-	-	-	-	(207)
Fair value unwind		-	-	-	-	212	212
(Loss) profit	(583)	843	(236)	-	2,225	-	2,249

1
Comprises the effects of asset sales (gain of £1,299 million), volatile items (loss of £959 million), liability management (loss of £207 million), Simplification costs related to severance, IT and business costs of implementation (£332 million), EC mandated retail business disposal costs (£399 million), the amortisation of purchased intangibles (£362 million) and the past service pensions credit (£250 million).

2	Comprises the payment protection insurance provision (£2,075 million) and the provision in relation to German insurance business litigation (£150 million).
3	Under the management basis, this is described as total costs.

		Removal of:
Nine months to 30 September 2011	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Manage- ment basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,933	(121)	(14)	(968)	-	577	9,407
Other income	4,812	255	751	1,502	-	(387)	6,933
Insurance claims	386	-	-	(671)	-	-	(285)
Total underlying income, net of insurance claims	15,131	134	737	(137)	-	190	16,055
Operating expenses3	(12,972)	1,494	-	137	3,375	57	(7,909)
Impairment	(6,017)	-	-	-	-	(1,361)	(7,378)
Underlying (loss) profit	(3,858)	1,628	737	-	3,375	(1,114)	768
Asset sales		76	-	-	-	-	76
Volatile items		(210)	-	-	-	-	(210)
Liability management		-	-	-	-	-	-
Fair value unwind		-	-	-	-	1,114	1,114
(Loss) profit	(3,858)	1,494	737	-	3,375	-	1,748

1
Comprises the effects of asset sales (gain of £76 million), volatile items (loss of £210 million), integration and Simplification costs related to severance, IT and business costs of implementation (£976 million), EC mandated retail business disposal costs (£90 million) and the amortisation of purchased intangibles (£428 million).

2	Comprises the payment protection insurance provision (£3,200 million) and the provision in relation to German insurance business litigation (£175 million).
3	Under the management basis, this is described as total costs.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Charles King
Investor Relations Director
+44 (0)20 7356 3537
email: charles.king@ltsb-finance.co.uk

CORPORATE AFFAIRS
Matthew Young
Director of Corporate Affairs
+44 (0)20 7356 2231
email: matt.young@lloydsbanking.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 01 November 2012